SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                 (RULE 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
 RULES 13D-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(B)

                              (AMENDMENT NO. ____)*

                              HYPERCOM CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   44913M 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                DECEMBER 31, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)

         [ ]  Rule 13d-1(c)

         [X]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided on a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


     Paul Wallner
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     United States
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           8,300,000 (1)
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          -0-
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         8,300,000 (1)
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            -0-
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     8,300,000
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


     17.3%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) On September 25, 2001, the reporting person entered into an agreement with a financial institution to confirm the terms and conditions of a prepaid variable share forward transaction (the "Agreement"). Pursuant to the Agreement,
(i) the derivatives dealer paid to the reporting person $1,613,734, an amount equal to 83.15% of $3.8815, the average price per share for 500,000 shares of the Issuer's common stock (the "Base Amount") and (ii) the reporting person is obligated to deliver to the derivatives dealer shares of

                               Page 2 of 6 Pages
the issuers common stock on three successive delivery dates on September 25, 2004, October 25, 2004 and November 26, 2004. The number of such shares to be delivered on each delivery date is one third of the Base Amount. However, such number of shares to be delivered on each delivery date is subject to adjustment depending on whether the closing price per share of the Issuer's common stock on such delivery date is less than a floor price or greater than a cap price as specified in the Agreement. Pursuant to the Agreement, the reporting person has delivered to the derivatives dealer a number of shares of the Issuer's common stock in an amount sufficient to satisfy the reporting person's maximum delivery obligation under the Agreement. On each delivery date, the derivatives dealer may, under certain circumstances, use a portion of the shares of the Issuer's common stock that it is holding as collateral to satisfy the reporting person's delivery obligation. Prior to the maturity of the transaction, the reporting person is required to pay to the derivatives dealer a portion determined in accordance with a formula of any dividends received with respect to the Base Amount. The amount listed does not include the shares subject to the Agreement.

                               Page 3 of 6 Pages

ITEM 1.
         (a)      Name of Issuer:  HYPERCOM CORPORATION

         (b)      Address of Issuer's Principal Executive Offices:
                           2851 WEST KATHLEEN ROAD
                           PHOENIX, ARIZONA  85023

ITEM 2.

         (a)      Name of Person Filing: PAUL WALLNER

         (b)      Address of Principal Business Office or, if none,
                  Residence: P.O. BOX 32277 PHOENIX, ARIZONA 85064

         (c)      Citizenship or Place of Organization: UNITED STATES


         (d)      Title of Class of Securities: COMMON STOCK

         (e)      CUSIP Number: 44913M 10 5

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), OR
         (C), CHECK WHETHER THE PERSON FILING IS A:

         (a) [ ]  Broker or dealer registered under Section 15 of the Act.

         (b) [ ]  Bank as defined in Section 3(a)(6) of the Act.

         (c) [ ]  Insurance company as defined in Section 3(a)(19) of the Act.

         (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

         (e) [ ]  An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

         (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                               Page 4 of 6 Pages

ITEM 4.  OWNERSHIP

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount Beneficially Owned: 8,300,000(1)

         (b) Percent of Class: 17.3%

         (c) Number of shares as to which the person has:

                  (i) Sole power to vote or to direct the vote: 8,300,000(1)

                  (ii) Shared power to vote or to direct the vote: -0-

                  (iii) Sole power to dispose or to direct the disposition of:
                  8,300,000(1)

                  (iv) Shared power to dispose or to direct the disposition of:
                  -0-

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                  NOT APPLICABLE.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  NOT APPLICABLE.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  NOT APPLICABLE.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

                  NOT APPLICABLE.

ITEM 10. CERTIFICATION

                  NOT APPLICABLE.

                               Page 5 of 6 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     April 25, 2003
                                        ----------------------------------------
                                                          Date



                                                    /s/ Paul Wallner
                                        ----------------------------------------
                                                       Signature



                                                       PAUL WALLNER
                                        ----------------------------------------



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                               Page 6 of 6 Pages